----------------                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ----------------------------
|F  O  R  M   4|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
[ ] Check this box if no longer             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number       3235-0287|
    subject to Section 16.  Form 4                                                                      |Expires:  January 31, 2005|
    or Form 5 obligations may                                                                           |Estimated average burden  |
    continue.  See Instruction 1(b).                                                                    |hours per response.....0.5|
                                                                                                        ----------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                      Section 30(f) of the Investment Company Act of 1940
   (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person(s) to|
|                                        |                                                |  Issuer (Check all applicable)         |
|                                        |                                                |                                        |
|   Munk         Peter                   |      Trizec Properties, Inc. (TRZ)             | X                     X                |
|----------------------------------------|------------------------------------------------|--- Director          --- 10% Owner     |
|    (Last)      (First)       (Middle)  |3.I.R.S. Identification|4.Statement for Month/  |                                        |
|                                        |  Number of Reporting  |  Year                  |--- Officer           --- Other         |
|                                        |  Person, if an entity |                        |   (give title below)    (Specify below)|
| c/o 181 Bay Street, Suite 3900,        |  (Voluntary)          |                        |                                        |
| BCE Place                              |                       |        May 2002        |   ---------------------------------    |
|----------------------------------------|                       |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        |--- Form filed by One Reporting Person  |
|                                        |                       |                        | X                                      |
|                                        |                       |                        |--- Form filed by More than One         |
|  Toronto, Ontario, Canada M5J 2T3      |                       |                        |    Reporting Person                    |
|----------------------------------------|-----------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)      |                                                                                         |
|                                        |     TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security     |2.Transac-  |3.Trans-     |4.Securities Acquired (A) or   |5.Amount of      |6.Owner-    |7. Nature of   |
|  (Instr. 3)            |  tion Date |  action     |  Disposed of (D)              |  Securities     |  ship Form:|   Indirect    |
|                        |(Month/Day/ |  Code       |  (Instr. 3, 4 and 5)          |  Beneficially   |  Direct (D)|   Beneficial  |
|                        | Year)      |  (Instr. 8) |                               |  Owned at End of|  or        |   Ownership   |
|                        |            |-------------|-------------------------------|  Month          |  Indirect  |   (Instr. 4)  |
|                        |            |      |      |                |(A) or|       |                 |  (I)       |               |
|                        |            | Code |  V   |      Amount    |(D)   | Price | (Instr. 3 and 4)|  (Instr. 4)|               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
|                        |            |      |      |                |      |       |                 |            |               |
| Series B Convertible   |  5/7/02    |  S   |      |    742,501.6   |  D   | $1,000|                 |            |               |
| Preferred Stock        |            |      |      |                |      |       |                 |            |               |
| (non-voting)           |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Series B Convertible   |  5/7/02    |  S   |      |    207,498.4   |  D   |  (1)  |       -0-       |            |               |
| Preferred Stock        |            |      |      |                |      |       |                 |            |               |
| (non-voting)           |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Class C Convertible    |  5/7/02    |  S   |      |    699,400     |  D   | $1,100|       -0-       |            |               |
| Preferred Stock        |            |      |      |                |      |       |                 |            |               |
| (non-voting)           |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Common Stock           |  5/7/02    |  P   |      | 11,380,058.9   |  A   |  (1)  |                 |            |               |
|                        |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Common Stock           |  5/8/02    | J(8) |   V  |       1        |  A   |       |     195,126(2)  |     I(5)   | by Trizec Hahn|
|                        |            |      |      |                |      |       |                 |            | Corporation   |
|------------------------|------------|------|------|----------------|------|-------|-----------------|------------|---------------|
|                        |            |      |      |                |      |       |  59,727,252(2)  |     I(5)   | by Emerald    |
|                        |            |      |      |                |      |       |                 |            | Blue Kft      |
|------------------------|------------|------|------|----------------|------|-------|-----------------|------------|---------------|
|                        |            |      |      |                |      |       |        1        |     I(5)   | by 4007069    |
|                        |            |      |      |                |      |       |                 |            | Canada Inc.   |
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                         Page 1 of 6

FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.      |4.Tran-  |5.Number of        |6.Date           |7.Title and      |8.Price |9.Number |10.   |11.     |
|Derivative|sion or  |Trans-  |saction  |Derivative         |Exercisable      |Amount           |of      |of       |Owner-|Nature  |
|Security  |Exercise |action  |Code     |Securities         |and              |of               |Deriv-  |Deriv-   |ship  |of      |
|(Instr. 3)|Price of |Date    |(Instr.8)|Acquired (A) or    |Expiration       |Underlying       |ative   |ative    |Form  |Indir-  |
|          |Deriva-  |(Month/ |         |Disposed of (D)    |Date             |Securities       |Secur-  |Securi-  |of    |ect     |
|          |tive     |Day/    |         |(Instr. 3, 4 and   |(Month/Day/      |(Instr.          |ity     |ties     |Deriv-|Bene-   |
|          |Security |Year)   |         |5)                 |Year)            |3 and 4)         |(Instr. |Bene-    |ative |ficial  |
|          |         |        |         |                   |-----------------|-----------------|5)      |ficially |Secu- |Owner-  |
|          |         |        |         |                   |        |        |       |         |        |Owned at |rity: |ship    |
|          |         |        |---------|-------------------|Date    |Expir-  | Title |Amount or|        |End of   |Direct|(Instr. |
|          |         |        |Code | V |    (A)  |  (D)    |Exer-   |ation   |       |Number of|        |Month    |(D) or|4)      |
|          |         |        |     |   |         |         |cisable |Date    |       |Shares   |        |(Instr.  |(In-  |        |
|          |         |        |     |   |         |         |        |        |       |         |        |4)       |direct|        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |(I)   |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |(In-  |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |str.  |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |4)    |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
|----------|---------|--------|-----|---|---------|---------|--------|--------|-------|---------|--------|-------- |------|--------|
|Warrants  | (3)(4)  | 5/7/02 | J(6)|   |8,772,418|         | 5/8/02 | (3)(4) |Common |8,772,418|        |         |      |        |
|(right to |         |        |     |   |         |         |        |        |Stock  |         |        |         |      |        |
|buy)      |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants  | (4)     | 5/8/02 | J(7)| V |         |7,111,117| 5/8/02 | (4)    |Common |7,111,117|        |1,661,301| I(5) |by      |
|(right to |         |        |     |   |         |         |        |        |Stock  |         |        |(3)      |      |Trizec- |
|buy)      |         |        |     |   |         |         |        |        |       |         |        |         |      |Hahn    |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |Office  |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |Proper- |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |ties    |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |Ltd.    |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants  | $15.15  | 5/8/02 | J(9)| V |  100,000|         | 5/8/02 |12/21/07|Common |  100,000|        |  100,000| D(5) |        |
|(right to |         |        |     |   |         |         |        |        |Stock  |         |        |         |      |        |
|buy)      |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants  | $15.57  | 5/8/02 | J(9)| V |  250,000|         | 5/8/02 |12/6/06 |Common |  250,000|        |  250,000| D(5) |        |
|(right to |         |        |     |   |         |         |        |        |Stock  |         |        |         |      |        |
|buy)      |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants  | $9.97   | 5/8/02 | J(9)| V |1,000,000|         | 5/8/02 |7/22/03 |Common |1,000,000|        |1,000,000| D(5) |        |
|(right to |         |        |     |   |         |         |        |        |Stock  |         |        |         |      |        |
|buy)      |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
|          |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
------------------------------------------------------------------------------------------------------------------------------------
|Exchange  |         | 5/8/02 |J(10)| V |  225,717|         | 5/8/02 | 8/5/02 |Common |  225,717|        |  225,717| I(5) |By P.M. |
|Certifi-  |         |        |     |   |         |         |        |        |Stock  |         |        |         |      |Capital |
|cates     |         |        |     |   |         |         |        |        |       |         |        |         |      |Inc.    |
|(right to |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
|buy)      |         |        |     |   |         |         |        |        |       |         |        |         |      |        |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1)  The reporting persons indirectly converted 207,498.4 shares of Series B Convertible Preferred Stock on May 7, 2002, at a
     conversion price of $18.23 per share, resulting in the acquisition of 11,380,058.9 shares of Common Stock. The Series B
     Convertible Preferred Stock has a face value of $1,000 per share and was convertible into Common Stock at a conversion price equal to the market price of the Common Stock on the date of conversion. Following the conversion, on May 7, 2002, the Issuer effected a stock split pursuant to which each share of Common Stock was split into approximately 1.084 shares of Common
     Stock.
(2)  Reflects the stock split effected by the Issuer on May 7, 2002.
(3)  Each Warrant has a different exercise price and expiration date. Please see attached Schedule I.
(4)  Each Warrant has a different exercise price and expiration date. Please see attached Schedule II.
(5)  The reporting persons (including the joint filer) disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interests.
(6)  Received pursuant to a dividend paid on the shares of Common Stock indirectly held by the reporting persons.
(7)  Pursuant to a reclassification exemption under Rule 16b-7, certain Warrants to purchase shares of Common Stock indirectly held by the reporting persons were exchanged for options to purchase Trizec Hahn Corporation subordinate voting shares on a one-for-one basis.
(8)  Pursuant to a reclassification exemption under Rule 16b-7, certain multiple voting shares of Trizec Hahn Corporation held by the reporting persons were exchanged for multiple voting shares of Trizec Canada Inc. on a one-for-one basis. Upon the acquisition of the Trizec Canada Inc. multiple voting shares, the reporting persons became the indirect owner of one additional share of Common Stock indirectly held by Trizec Canada Inc.
(9)  Pursuant to a reclassification exemption under Rule 16b-7, certain options to purchase Trizec Hahn Corporation subordinate voting shares held by the reporting persons were exchanged for Warrants to purchase shares of Common Stock on a one-for-one basis.
(10) Pursuant to a reclassification exemption under Rule 16b-7, certain Trizec Hahn Corporation subordinate voting shares beneficially owned by the reporting persons were exchanged for Exchange Certificates on a one-for-one basis. Subject to certain conditions, each Exchange Certificate represents the right to receive one share of the Issuer's Common Stock without the payment of an additional exercise price.


**Intentional misstatements or omissions of facts constitute Federal          /s/ Robert B. Wickham                    6/10/02
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            ------------------------------------  ----------------
                                                                             Name:  Robert B. Wickham, on behalf        Date
Note: File three copies of this Form, one of which must be manually signed.         of Peter Munk
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number
                                                                                                                         Page 2 of 6


FORM 4 - JOINT FILER INFORMATION

Name:                        P.M. Capital Inc.

Address: c/o 181 Bay Street, Suite 3900, BCE Place Toronto, Ontario, Canada M5J 2T3

Designated Filer:            Peter Munk

Issuer and Ticker:           Trizec Properties, Inc. (TRZ)

Date of Event(s):            5/7/02
                             5/8/02

Relationship to Issuer       10% Owner


/s/ Robert B. Wickham                    6/10/02
-------------------------------     ----------------
Signature of Joint Filer                   Date
Robert B. Wickham on behalf of
P.M. Capital Inc.






                                                                     Page 3 of 6

                                                    SCHEDULE I
                                                 ISSUER WARRANTS


 Number of           Expiration        Exercise Price               Number of Warrants            Expiration         Exercise Price
 Warrants               Date               (US$)                                                      Date               (US$)
--------------------------------------------------------          ------------------------------------------------------------------
  12,000             10/31/08              16.01                          12,000                  10/31/08               16.01
  12,000             10/31/08              16.97                          12,000                  10/31/08               16.97
  12,000             10/31/08              17.93                          12,000                  10/31/08               17.93
  18,750             11/01/07              14.58                          25,000                  10/31/07               14.51
  75,000             03/20/08              15.50                         300,000                  12/21/07               15.15
   3,000             01/09/09              16.34                         250,000                  12/06/06               15.57
   3,000             01/09/09              17.30                           1,250                  02/08/06               20.41
   3,000             01/09/09              18.26                          12,000                  10/31/08               16.01
  12,000             05/08/03              16.01                          12,000                  10/31/08               16.97
  12,000             05/08/03              16.97                          12,000                  10/31/08               17.93
  12,000             05/08/03              17.93                          18,750                  10/31/07               14.51
  75,000             05/08/03              14.51                           6,000                  10/31/08               16.01
   1,250             02/08/06              20.41                           3,125                  11/01/07               14.58
   1,250             02/08/06              20.41                           3,000                  01/09/09               16.34
 100,000             05/11/08              16.24                           3,000                  01/09/09               17.30
   1,250             02/08/06              20.41                           3,000                  01/09/09               18.26
   2,000             09/24/08              17.61                          20,000                  07/21/03               9.970
   2,000             09/24/08              18.56                          44,611                  01/31/04               14.99
   2,000             09/24/08              19.52                          87,650                  01/31/04               14.93
   3,750             07/26/07              16.33                         202,860                  12/11/03               18.41
   1,250             02/08/06              20.41                          96,057                  01/31/03               22.01
   6,000             10/31/08              16.01                         124,539                  01/31/03               18.41
   3,125             11/01/07              14.58                           6,000                  10/31/08               16.01
   4,167             12/06/06              15.57                           3,125                  10/31/07               14.51
   7,500             12/11/03              18.41                           3,750                  07/26/07               16.33
   1,042             12/11/03              18.41                           1,250                  02/08/06               20.41


                                                                                                                         Page 4 of 6

                                                   SCHEDULE II
                                                 ISSUER WARRANTS


 Number of           Expiration        Exercise Price               Number of Warrants            Expiration         Exercise Price
 Warrants               Date               (US$)                                                      Date               (US$)
--------------------------------------------------------          ------------------------------------------------------------------
 35,000              10/31/02             14.99                          175,000                   12/31/07               14.87
 25,000              10/31/02             22.36                          500,000                   12/31/07               14.87
 10,000              10/31/02             22.01                            2,000                   12/01/07               14.99
  6,250              11/01/07             14.58                            5,000                   10/28/04               22.01
 25,000              03/20/08             15.50                           10,000                   05/31/03               14.99
100,000              12/11/03             18.41                           10,000                   05/31/03               22.01
250,000              12/06/02             11.96                            1,250                   06/30/02               14.99
150,000              01/06/04             13.08                            1,900                   12/06/02               11.96
 33,581              02/28/04             11.64                            1,250                   06/30/03               16.33
 50,000              06/30/04             14.99                            3,750                   06/30/03               20.41
 50,000              06/30/04             15.57                           50,000                   06/30/03               14.99
 50,000              12/11/03             18.41                          250,000                   06/30/03               16.20
 13,000              12/06/02             11.96                            6,250                   11/01/07               14.58
 87,000              06/30/04             12.20                          200,000                   11/07/04               22.84
 25,000              12/31/03             14.99                           25,000                   11/08/03               11.48
150,000              12/31/03             18.98                          100,000                   12/21/07               15.15
 50,000              12/16/02             20.57                          250,000                   12/06/06               15.57
 10,000              12/16/02             22.01                        1,000,000                   07/22/03               9.97
 40,000              12/16/02             18.41                            2,700                   05/08/03               13.08
  5,000              05/08/03             14.99                           10,000                   06/30/02               14.51
 25,000              06/30/04             14.99                           50,000                   10/28/04               22.01
 75,000              06/30/04             13.30                           31,500                   12/11/03               18.41
 60,000              06/30/04             22.36                            7,500                   12/01/07               14.99
  5,000              05/08/03             14.99                           15,000                   12/08/05               19.71
 15,000              06/30/03             14.99                           10,000                   10/28/04               22.01
 30,000              06/30/03             22.01                            3,750                   06/30/03               20.41
  5,000              05/08/03             14.99                            6,250                   10/31/07               14.51
 10,000              05/11/08             16.24                          150,000                   09/23/03               9.57
  5,000              12/01/07             14.99                            6,250                   11/01/07               14.58
  3,750              06/30/03             20.41                           10,000                   05/08/03               14.99
 25,000              06/30/04             14.99                           10,000                   05/08/03               14.99



                                                                                                                         Page 5 of 6

                                                   SCHEDULE II
                                                 ISSUER WARRANTS


 Number of           Expiration        Exercise Price               Number of Warrants            Expiration         Exercise Price
 Warrants               Date               (US$)                                                      Date               (US$)
--------------------------------------------------------          ------------------------------------------------------------------
 56,250              06/30/04             13.30                          200,000                   12/31/02               19.36
 25,000              06/30/04             22.01                          100,000                   12/31/02               11.64
 54,700              12/11/03             18.41                          100,000                   12/31/02               11.56
 20,000              12/06/02             11.96                           50,000                   10/31/03               14.51
  1,250              12/01/07             14.99                            7,000                   01/31/03               14.99
  2,500              12/01/07             14.99                           13,936                   01/31/03               15.57
  3,750              06/30/03             20.41                            6,250                   10/31/07               14.51
  2,500              12/01/07             14.99                            1,250                   06/30/03               16.33
  3,750              06/30/03             20.41                            3,750                   06/30/03               20.41
  2,600              12/06/02             11.96                            1,250                   06/30/02               14.99
  2,500              12/06/02             11.96                          300,000                   08/16/03               19.71
100,000              03/31/03             14.51                           30,000                   04/30/03               15.57
 50,000              03/31/03             18.09                           20,000                   04/30/03               13.33
 50,000              03/31/03             20.57                           29,700                   04/30/03               22.01
  1,250              12/01/07             14.99                           20,000                   04/30/03               18.41
  5,000              05/08/03             14.99                           25,000                   04/30/03               14.99
 75,000              12/31/02             19.71                           25,000                   04/30/03               22.01
 10,000              06/30/03             14.99                           25,000                   04/30/03               18.41
 10,000              06/30/03             22.01                          100,000                   12/21/07               15.15
  5,000              05/08/03             14.99                          250,000                   12/06/06               15.57
102,000              12/11/03             18.41                          150,000                   10/28/04               22.01
 25,000              05/31/02             19.71                          150,000                   12/11/03               18.41
 25,000              05/31/02             22.01                          100,000                   12/06/02               11.96
 21,000              05/31/02             18.41                          211,000                   09/23/03               9.57
200,000              06/08/02             18.98                           10,000                   05/08/03               14.99


                                                                                                                         Page 6 of 6